Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three-month period ended March 31, 2020, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in U.S. dollars. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “scheduled,” “should,” “will” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation: the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Calyxt’s business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2020 (the “Annual Report”) and under “Risk Factors” in this interim report. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademark Calyxt® is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. and its subsidiaries, taken as whole.

PART I – FINANCIAL INFORMATION

Item 1.	Condensed Financial Statements (unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2019	March 31, 2020
ASSETS
Non-current assets
Intangible assets		1,108	1,094
Property, plant, and equipment	6	23,712	36,811
Right-of-use assets	5	45,612	47,814
Other non-current financial assets		5,517	7,484

Total non-current assets		75,949	93,204
Current assets
Inventories		2,897	3,591
Trade receivables	7.1	2,959	3,003
Subsidies receivables	7.2	9,140	11,230
Other current assets	7.3	15,617	13,969
Current financial assets	8.1	20,385	59,005
Cash and cash equivalents	8.2	340,522	287,133

Total current assets		391,520	377,931

TOTAL ASSETS		467,469	471,135

LIABILITIES
Shareholders’ equity
Share capital	12	2,767	2,767
Premiums related to the share capital	12	843,478	846,839
Currency translation adjustment		(22,641)	(29,254)
Retained deficit		(406,390)	(508,590)
Net income (loss)		(102,091)	20,081

Total shareholders’ equity - Group Share		315,123	331,843
Non-controlling interests		40,347	38,744

Total shareholders’ equity		355,470	370,588
Non-current liabilities
Non-current lease debts	9	46,540	48,699
Non-current provisions	15	2,855	2,841

Total non-current liabilities		49,395	51,540

Current liabilities
Current lease debts	9	1,067	1,342
Trade payables	9	29,264	26,873
Deferred revenues and contract liabilities	11	20,033	543
Current provisions	15	3,743	3,260
Other current liabilities	10	8,497	16,990

Total current liabilities		62,604	49,008

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		467,469	471,135

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended March 31,

$ in thousands, except per share amounts

		For the three-month period ended March 31,
	Notes	2019	2020
Revenues and other income
Revenues	3.1	1,036	50,128
Other income	3.1	2,395	1,778

Total revenues and other income		3,431	51,907

Operating expenses
Cost of revenue	3.2	(586)	(4,600)
Research and development expenses	3.2	(14,508)	(20,724)
Selling, general and administrative expenses	3.2	(11,488)	(12,146)
Other operating income (expenses)		33	(25)

Total operating expenses		(26,550)	(37,495)

Operating income (loss)		(23,119)	14,412

Financial gain (loss)		5,396	2,190

Income tax		—	—

Net income (loss)		(17,723)	16,602

Attributable to shareholders of Cellectis		(15,248)	20,081
Attributable to non-controlling interests		(2,476)	(3,480)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	14
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.36)	0.47
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.36)	0.47

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month period ended March 31,

$ in thousands

	For the three-month period ended March 31,
	2019	2020
Net income (loss)	(17,723)	16,601

Actuarial gains and losses	—	(45)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	(45)

Currency translation adjustment	(5,459)	(6,207)
Commodity derivative contracts	—	(55)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(5,459)	(6,261)

Total Comprehensive income (loss)	(23,182)	10,294

Attributable to shareholders of Cellectis	(20,965)	13,405
Attributable to non-controlling interests	(2,217)	(3,111)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the three-month period ended March 31,

$ in thousands

		For the three-month period ended March 31,
	Notes	2019	2020
Cash flows from operating activities

Net income (loss) for the period		(17,723)	16,602

Reconciliation of net income (loss) and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		1,527	2,053
Net loss (income) on disposals		—	9
Net financial loss (gain)		(5,396)	(2,196)
Expenses related to share-based payments		5,092	4,776
Provisions		332	(308)
Other non cash items		—	93
Interest (paid) / received		2,027	753

Operating cash flows before change in working capital		(14,142)	21,781

Decrease (increase) in inventories		(788)	(702)
Decrease (increase) in trade receivables and other current assets		(1,459)	1,074
Decrease (increase) in subsidies receivables		(2,480)	(2,239)
(Decrease) increase in trade payables and other current liabilities		(3,436)	659
(Decrease) increase in deferred income		(94)	(19,114)

Change in working capital		(8,256)	(20,323)

Net cash flows provided by (used in) operating activities		(22,398)	1,458

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		—	—
Acquisition of intangible assets		(3)	(43)
Acquisition of property, plant and equipment		(1,812)	(7,912)
Net change in non-current financial assets		(2,802)	(1,977)
Sale (Acquisition) of current financial assets		162	(38,620)

Net cash flows provided by (used in) investing activities		(4,456)	(48,552)

Cash flows from financing activities
Shares of Calyxt issued to third parties		125	—
Payments on lease debts		(1,403)	(1,899)

Net cash flows provided by (used in) financing activities		(1,278)	(1,899)

(Decrease) increase in cash and cash equivalents		(28,131)	(48,992)

Cash and cash equivalents at the beginning of the year		451,501	340,522
Effect of exchange rate changes on cash		(1,913)	(4,397)

Cash and cash equivalents at the end of the period	8	421,457	287,133

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the three-month period ended March 31,

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2019		42,430,069	2,765	828,525	—	(16,668)	(326,628)	(78,693)	409,301	40,970	450,272
Net Loss		—	—	—	—	—	—	(15,248)	(15,248)	(2,476)	(17,723)
Other comprehensive income (loss)		—	—	—	—	(5,717)	—	—	(5,717)	259	(5,459)

Total comprehensive income (loss)		—	—	—	—	(5,717)	—	(15,248)	(20,965)	(2,217)	(23,182)
Allocation of prior period loss		—	—	—	—	—	(78,693)	78,693	—	—	—
Capital Increase		—	—	(1)	—	—	1	—	—	—	—
Transaction with subsidiaries		—	—	—	—	—	56	—	56	69	125
Treasury shares		—	—	—	—	—	—	—	—	—	—
Exercise of share warrants, employee warrants and stock options	11	—	—	—	—	—	—	—	—	—	—
Non-cash stock-based compensation expense	12	—	—	2,758	—	—	—	—	2,758	2,334	5,092
Other movements		—	—	—	—	—	—	—	—	—	—

As of March 31, 2019		42,430,069	2,765	831,282	—	(22,385)	(405,264)	(15,248)	391,150	41,156	432,307

As of January 1, 2020		42,465,669	2,767	843,478	—	(22,641)	(406,390)	(102,091)	315,123	40,347	355,470
Net Loss						—		20,081	20,081	(3,480)	16,601
Other comprehensive income (loss)						(6,593)	(83)		(6,676)	369	(6,307)

Total comprehensive income (loss)		—	—	—	—	(6,593)	(83)	20,081	13,405	(3,111)	10,294
Allocation of prior period loss							(102,091)	102,091	—	—	—
Capital Increase		—							—	—	—
Transaction with subsidiaries							(26)		(26)	26	—
Non-cash stock-based compensation expense				3,361		(20)			3,341	1,482	4,823
Other movements									—	—	—

As of March 31, 2020		42,465,669	2,767	846,839	—	(29,254)	(508,590)	20,081	331,843	38,744	370,588

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. Our gene editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt, to deliver plant-based solutions that are healthy and sustainable.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. (which was incorporated on January 18, 2019) and Calyxt, Inc. are sometimes referred to as a consolidated group of companies as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of and for the three-month period ended March 31, 2020 were approved by our Board of Directors on May 6, 2020.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements for the three-month period ended March 31, 2020 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements for the three-month period ended March 31, 2020 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2019, except as described below related to the new or amended accounting standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2020 but had no significant impact on the Interim Consolidated Financial Statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards (Effective for the accounting periods as of January 1, 2020)

•	Amendment to IFRS 3 “Business Combinations” (Effective for the accounting periods as of January 1, 2020 and not yet adopted by the European Union)

•	Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” (Effective for the accounting periods as of January 1, 2020)

•

Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Recognition and Measurement” and IFRS 7 “Financial instruments: Disclosures” (Effective for the accounting periods as of January 1, 2020) - Interest Rate Benchmark Reform

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2021. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows:

•	IFRS 17 “Insurance Contracts” (Effective for accounting periods beginning after January 1, 2021 and not yet adopted by the European Union)

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Consolidated entities

For the three-month period ended March 31, 2020 and March 31, 2019, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc. Cellectis Biologics, Inc. was incorporated on January 18, 2019.

As of March 31, 2020, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 68.8% of Calyxt’s outstanding shares of common stock.

Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Non-controlling interests

Non-controlling shareholders held a 31.1% interest in Calyxt Inc. as of December 31, 2019 and a 31.2% interest in Calyxt Inc. as of March 31, 2020. These non-controlling interests were generated during the initial public offering of Calyxt Inc and a subsequent follow-on offering, as well as through vesting and exercises of equity awards.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2019	2020
	$ in thousands
From France	878	47,751
From USA (1)	158	2,377

Revenues	1,036	50,128

Research tax credit	2,370	1,848
Subsidies and other	25	(69)

Other income	2,395	1,778

Total revenues and other income	3,431	51,907

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the three-month period ended March 31,
	2019	2020
	$ in thousands
Recognition of previously deferred upfront payments	—	19,470
Other revenues	427	27,557

Collaboration agreements	427	47,027

Licenses	441	768
Products & services	168	2,334

Total revenues	1,036	50,128

Recognition of previously deferred upfront payments reflects the recognition of $19.4 million of deferred upfront and milestone payments on released targets, which is associated with the amendment signed in March 2020 to our collaboration agreement with Les Laboratoires Servier and Institut de Recherche Servier (“Servier”).

Other revenues include the recognition of a $27.6 million upfront payment received in March 2020 also associated with the amendment by which Cellectis granted Servier an expanded exclusive worldwide license to develop and commercialize, either directly or through its US sublicensee, Allogene Therapeutics, all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including rights to UCART19/ALLO-501 and ALLO-501A.

Revenues related to licenses include royalties received under our various license agreements.

Products and services revenues mainly include the revenues of plants activities which are primarily attributable to the commercialization of Calyxt’s high oleic soybean meal for $2.0 million and high oleic soybean oil for $0.3 million in the first quarter 2020.

3.2 Operating expenses

	For the three-month period ended March 31,
	2019	2020
Cost of goods sold	(34)	(3,884)
Royalty expenses	(553)	(716)

Cost of revenue	(586)	(4,600)

	For the three-month period ended March 31,
	2019	2020
Research and development expenses
Wages and salaries	(4,577)	(6,486)
Social charges on stock option grants	—	—
Non-cash stock based compensation expense	(1,148)	(2,604)

Personnel expenses	(5,726)	(9,089)

Purchases and external expenses	(7,585)	(9,967)
Other	(1,198)	(1,668)

Total research and development expenses	(14,508)	(20,724)

	For the three-month period ended March 31,
	2019	2020
Selling, general and administrative expenses
Wages and salaries	(2,925)	(4,786)
Social charges on stock option grants	(19)	—
Non-cash stock based compensation expense	(3,943)	(2,172)

Personnel expenses	(6,888)	(6,958)

Purchases and external expenses	(3,717)	(4,329)
Other	(883)	(859)

Total selling, general and administrative expenses	(11,488)	(12,146)

	For the three-month period ended March 31,
	2019	2020
Personnel expenses
Wages and salaries	(7,503)	(11,272)
Social charges on stock option grants	(19)	—
Non-cash stock based compensation expense	(5,092)	(4,776)

Total personnel expenses	(12,614)	(16,047)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the three-month period ended March 31, 2020, Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Executive Vice President Technical Operation ;

•	The Executive Vice President Strategic Initiatives;

•	The Executive Vice President Global Quality;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The VP Corporate Development; and

•	The Chief Regulatory & Compliance Officer.

The Chief Medical Officer joined the CODM beginning April 13, 2020.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on delivering plant-based solutions that are healthy and sustainable. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments. The intersegments revenues represent the transactions between segments. Amounts due to Cellectis S.A. pursuant to inter segment transactions bear interest at a rate of the 12-monht Euribor plus 5% per annum.

With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service.

Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Cost of revenue and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations and manages its business based, in part, on this financial measure.

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment for the three-month periods ended March 31

	For the three-month period ended March 31, 2019			For the three-month period ended March 31, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	158	878	1,036	2,377	47,751	50,128
External other income	63	2,332	2,395	—	1,778	1,778

External revenues and other income	220	3,211	3,431	2,377	49,530	51,907

Cost of revenue	(34)	(553)	(586)	(3,879)	(720)	(4,600)
Research and development expenses	(2,024)	(12,485)	(14,508)	(2,633)	(18,091)	(20,724)
Selling, general and administrative expenses	(6,059)	(5,429)	(11,488)	(6,464)	(5,682)	(12,146)
Other operating income and expenses	3	29	33	(20)	(5)	(25)

Total operating expenses	(8,113)	(18,437)	(26,550)	(12,996)	(24,497)	(37,495)

Operating income (loss) before tax	(7,893)	(15,226)	(23,119)	(10,619)	25,032	14,412

Financial gain (loss)	214	5,182	5,396	(334)	2,523	2,190

Net income (loss)	(7,679)	(10,044)	(17,723)	(10,953)	27,555	16,602

Non-controlling interests	(2,476)	—	(2,476)	(3,480)	—	(3,480)

Net income (loss) attributable to shareholders of Cellectis	(5,203)	(10,044)	(15,248)	(7,473)	27,555	20,081

R&D non-cash stock-based expense attributable to shareholder of Cellectis	64	1,057	1,120	(90)	2,274	2,185
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,558	1,701	3,259	747	1,087	1,834

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,622	2,758	4,379	657	3,361	4,019

Adjusted net income (loss) attributable to shareholders of Cellectis	(3,582)	(7,286)	(10,868)	(6,817)	30,917	24,100

Depreciation and amortization	(371)	(1,155)	(1,527)	(490)	(1,555)	(2,045)
Additions to tangible and intangible assets	347	1,305	1,652	148	13,828	13,975

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of three-month periods ended March 31, 2019 and March 31, 2020.

Note 5. Right-of-use assets

Accounting policy

Lease contracts recognition

Lease contracts, as defined by IFRS 16 “Leases”, are recorded in the statement of consolidated financial position, which leads to the recognition of:

•	an asset representing a right of use of the asset leased during the lease term of the contract “right-of-use”; and

•	a liability related to the payment obligation “lease debt”.

Measurement of the right-of use asset

At the commencement date, the right-of-use asset is measured at cost and comprises:

•	the amount of the initial measurement of the lease liability, to which is added, if applicable, any lease payments made at or before the commencement date, less any lease incentives received;

•

where relevant, any initial direct costs incurred by the lessee for the conclusion of the contract. These are incremental costs which would not have been incurred if the contract had not been concluded; and

•	estimated costs for restoration of the leased asset according to the terms of the contract.

Following the initial recognition, the right-of-use asset must be depreciated over the useful life of the underlying assets as lease term for the rental component.

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments; meaning that even if they are variable in form, they are in-substance unavoidable);

•

variable lease payments that depend on an index or a rate, initially measured using the index or the rate in force at the lease commencement date; amounts expected to be payable by the lessee under residual value guarantees; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured based on a process similar to the amortized cost method using the discount rate:

•	the liability is increased by the accrued interests resulting from the discounting of the lease liability, at the beginning of the lease period; and

•	payments made are deducted.

The interest cost for the period as well as variable payments, not taken into account in the initial measurement of the lease liability and incurred over the relevant period are recognized as costs.

In addition, the lease liability may be remeasured in the following situations:

•	the occurrence of a change in the lease term or a modification related to the assessment of the reasonably certain nature (or not) of the exercise of an option,

•	a remeasurement linked to residual value guarantees,

•	the occurrence of an adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

Main contracts applicable

Based on its analysis, the Group has identified lease contracts according to the standard concerning office buildings, laboratories, production facilities and storage facilities.

For purposes of IFRS 16, the lease term reflects the Group’s reasonable expectation of the period during which the underlying asset will be used.

The discount rate used to calculate the lease debt is determined, for each portfolio of assets, according to the incremental borrowing rate at the contract date.

The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The rental charges relating to short terms and low value lease remains classified as leases expenses in operating expenses.

Details of Right-of-use assets

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right of use and lease liability on the balance sheet.

For the leaseback on Calyxt Headquarters, according to IFRS 16, the value of the right-of-use asset has been adjusted for the amount of the net deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $1.8 million.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2020	43,112	2,500	45,612

Additions	3,383	706	4,089
Depreciation expense	(1,136)	(279)	(1,414)
Translation adjustments	(441)	(31)	(472)

Net book value as of March 31, 2020	44,918	2,896	47,814

Gross value at end of period	50,077	3,822	53,899
Accumulated depreciation at end of period	(5,159)	(926)	(6,085)

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2019	3,229	2,084	2,172	1,247	8,732

Additions to tangible assets	179	190	82	1,205	1,657
Disposal of tangible assets	—	—	—	—	—
Reclassification	7	(285)	(1,066)	(20)	(1,364)
Depreciation expense	(28)	(378)	(154)	—	(560)
Translation adjustments	25	42	18	18	103

Net book value as of March 31, 2019 as restated (*)	3,412	1,653	1,051	2,451	8,567

Gross value at end of period	7,815	11,935	2,249	3,249	25,247
Accumulated depreciation and impairment at end of period	(4,403)	(10,282)	(1,197)	(798)	(16,680)

Net book value as of January 1, 2020	3,330	3,160	2,435	14,787	23,712

Additions to tangible assets	216	47	166	13,491	13,920
Disposal of tangible assets	—	(9)	—	—	(9)
Reclassification	533	103	151	(787)	—
Depreciation expense	(76)	(312)	(207)	—	(595)
Translation adjustments	(45)	(18)	(14)	(139)	(216)

Net book value as of March 31, 2020	3,958	2,971	2,531	27,352	36,811

Gross value at end of period	8,438	13,875	4,431	28,150	54,893
Accumulated depreciation and impairment at end of period	(4,481)	(10,904)	(1,900)	(798)	(18,082)

*

The variance with the figures released in 2019 first quarter financials of $1,309 is explained by an adjustment to the opening balance sheet related to the adoption of IFRS 16 that was recorded in technical equipment resulting from management’s finalization of its adoption analysis. The amount of which has been reclassified under “Right-of-use assets” and the lease debts in the statement of consolidated financial position.

As of March 31, 2020, no assets have been pledged as security for financial liabilities. There is no restriction on title of property, plant and equipment.

For the three-month period ended March 31, 2020, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $0.2 million and other equipment for $0.3 million.

Additions to our assets under construction as of March 31, 2020 primarily relates to Cellectis’ new facilities that are being constructed: a new raw materials manufacturing facility in Paris ($1.5 million), a new commercial manufacturing facility in Raleigh, North Carolina ($11.6 million). The balance relates to capital expenditure in the New-York office and in the Plants Segment.

Note 7. Trade receivables and other current assets

7.1 Trade receivables

	As of December 31,	As of March 31,
	2019	2020
	$ in thousands
Trade receivables	3,513	3,524
Valuation allowance	(554)	(520)

Total net value of trade receivables	2,959	3,003

All trade receivables have payment terms of less than one year.

7.2 Subsidies receivables

	As of December 31,	As of March 31,
	2019	2020
	$ in thousands
Research tax credit	9,140	11,230

Total subsidies receivables	9,140	11,230

Research tax credit receivables as of March 31, 2020 include the accrual for a French research tax credit related to 2019 for $7.9 million and an additional $1.8 million for the three-month period ended March 31, 2020. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of March 31, 2020.

7.3 Other current assets

	As of December 31,	As of March 31,
	2019	2020
	$ in thousands
VAT receivables	3,044	3,337
Prepaid expenses and other prepayments	11,829	9,302
Tax and social receivables	150	295
Deferred expenses and other current assets	594	1,034

Total other current assets	15,617	13,969

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2019, and the three-month period ended March 31, 2020, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2019, and as of March 31, 2020, deferred expenses and other current assets mainly relates to commission fees with respect to a letter of credit relating to our GMP Raleigh facility, a Calyxt broker receivable and certain down payments to suppliers.

As of December 31, 2019, tax and social receivables relate mainly to social charges on personnel expenses and tax reimbursement. As of March 31, 2020, tax and social receivables relate mainly to social charges on personnel expenses.

Note 8. Current financial assets and Cash and cash equivalents

As of December 31, 2019	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	20,385	—	20,385
Cash and cash equivalents	340,522	—	340,522

Current financial assets and cash and cash equivalents	360,907	—	360,907

As of March 31, 2020	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	59,005	—	59,005
Cash and cash equivalents	287,133	—	287,133

Current financial assets and cash and cash equivalents	346,138	—	346,138

8.1 Current financial assets

Current financial assets include current restricted cash and other current financial assets.

As of December 31, 2019 and March 31, 2020, restricted cash consists of:

i. deposit to secure commitment to supplier regarding the manufacturing facility construction for $20 million classified as short-term restricted cash, and

ii. deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.5 million of which $0.4 million are classified as short-term restricted cash.

Other current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes indexed to equity index performance. Their nominal value amounted to $38.6 million and their fair value amounted to $38.6 million in each case as of March 31, 2020 (there were none as of December 31, 2019).

8.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2019	2020
	$ in thousands
Cash and bank accounts	270,630	217,712
Money market funds	13,722	13,546
Fixed bank deposits	56,170	55,876

Total cash and cash equivalents	340,522	287,133

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 9. Financial liabilities

9.1 Detail of financial liabilities

	As of December 31,	As of March 31,
	2019	2020
	$ in thousands
Lease debts	46,540	48,699

Total non-current financial liabilities	46,540	48,699

Lease debts	1,067	1,342

Total current financial liabilities	1,067	1,342

Trade payables	29,264	26,873
Other current liabilities	8,497	16,989

Total Financial liabilities	85,368	93,904

9.2 Due dates of the financial liabilities

Balance as of March 31, 2020	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	50,042	1,342	18,938	29,762

Financial liabilities	50,042	1,342	18,938	29,762

Trade payables	26,873	26,873	—	—
Other current liabilities	16,989	16,989	—	—

Total financial liabilities	93,904	45,204	18,938	29,762

Note 10. Other current liabilities

	As of December 31,	As of March 31,
	2019	2020
	$ in thousands
VAT Payables	130	5,747
Accruals for personnel related expenses	7,295	5,303
Other	1,072	5,940

Total	8,497	16,989

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The decrease in accruals for personnel related expenses between December 31, 2019 and March 31, 2020 is mainly explained by the payment of annual bonus in the first three months of 2020

The increase in VAT payables between December 31, 2019 and March 31, 2020, is mainly driven by a French VAT of $5.5 million included in the upfront payment received from Servier in March 2020 which has been paid in April 2020.

The increase in other between December 31, 2019 and March 31, 2020, is mainly driven fixed assets accruals.

Note 11. Deferred revenues and contract liabilities

	As of December 31, 2019	As of March 31, 2020
	$ in thousands
Deferred revenues and contract liabilities	20,033	543
Others	—	—

Total Deferred revenue and contract liabilities	20,033	543

The deferred revenues and contract liabilities as of December 31, 2019 were mainly attributable to upfront payments and milestone payments for the collaboration agreements with Servier. During the three-month period ended March 31, 2020, we recognized as revenue $16.9 million related to upfront payments and $2.5 million related to milestone payments on released targets based on the amendment signed in March 2020 to our collaboration agreement with Servier.

Note 12. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2019	2,765	828,525	42,430,069	0.05
Capital Increase	—	(1)	—	—
Exercise of share warrants, employee warrants and stock options	—	—	—	—
Non-cash stock based compensation expense	—	2,758	—	—

Balance as of March 31, 2019	2,765	831,282	42,430,069	0.05

Balance as of January 1, 2020	2,767	843,478	42,465,669	0.05
Capital Increase	—	—	—	—
Non-cash stock based compensation expense	—	3,361	—	—
Other movements	—	—	—	—

Balance as of March 31, 2020	2,767	846,839	42,465,669	0.05

Capital evolution during the three-month period ended March 31, 2020.

•	During the three-month period ended March 31, 2020, no ordinary shares were issued.

Note 13. Non-cash share-based compensation

13.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2017	2018	2019
Weighted-Average fair values of stock options granted	14.30€	8.84€	10.19€
Assumptions:
Risk-free interest rate	0.03%	0.13% - 0.21%	-0.38% - 0.09%
Share entitlement per options	1	1	1
Exercise price	22.57€	18.37€ - 24.80€	11.06€ - 18.25€
Grant date share fair value	24.01€	16€ - 17.78€	11.32€ - 17.80€
Expected volatility	65.6%	63.3% - 63.4%	60.0% - 66.6%
Expected term (in years)	6.12	6.25	5.78 - 6.25
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31,2018	5,644,044	27.47	€8,978,106	25.36		€7.3y
Granted	—	—	€1,650,800	17.90	€
Exercised	—	—	€—	—	€
Forfeited or Expired	—	—	€(956,524)	24.01	€
Balance as of December 31,2019	6,922,172	26.30	€9,672,382	24.22		€6.8y
Granted	—	—	€—	—	€
Exercised	—	—	€—	—	€
Forfeited or Expired	—	—	€(119,821)	24.08	€
Balance as of March 31,2020	7,156,879	26.06	€9,552,561	24.22		€6.5y

Share-based compensation expense related to stock option awards was $3.3 million and $2.3 million for the three-months periods ended 2020 and 2019, respectively.

Warrants

No Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) have been granted during the periods presented.

Information on warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2018	687,252	27.74	€918,927	26.74		€7.2y
Granted	—	—	€—	—	€
Exercised	—	—	€—	—	€
Forfeited or Expired	—	—	€—	—	€
Balance as of December 31, 2019	852,260	35.35	€918,927	35.12		€6.9y
Granted	—	—	€—	—	€
Exercised	—	—	€—	—	€
Forfeited or Expired	—	—	€—	—	€
Balance as of March 31, 2020	852,260	35.35	€918,927	35.12		€6.4y

Share-based compensation expense related to warrants awards was $0.1 million and $0.3 million for the three-months periods ended 2020 and 2019, respectively.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period for French employees and four years for foreign citizens.

The free shares granted in 2018 and after are subject to a one-year vesting period for French employees and two-years for foreign citizens.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2018	71,600	27.37	€
Granted	57,000	13.04	€
Vested	(35,600)	25.74	€
Cancelled	(26,000)	21.65	€
Unvested balance at December 31, 2019	67,000	13.98	€
Granted	6,500	14.54	€
Vested	—	—	€
Cancelled	(10,000)	16.00	€
Unvested balance at March 31, 2020	63,500	13.72	€

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $19 thousand and $0.2 million for the three-months periods ended 2020 and 2019, respectively.

13.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2019	2020
Weighted-Average fair values of stock options granted	$9.45	$5.19
Assumptions:
Risk-free interest rate	2.5%	1.7%
Share entitlement per options	1	1
Exercise price	$13.01	$7.30
Grant date share fair value	$13.01	$7.30
Expected volatility	78.9%	77.4%
Expected term (in years)	6.9	6.9
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

The expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement

Information on stock option activity follows:

	Options Exercisable		Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2018	1,278,038	€	$7.45	3,201,887	$10.67	8.2y
Granted	—		— $	1,590,000	$13.80
Exercised	—		— $	(95,327)	$3.61
Forfeited or Expired	—		— $	(227,696)	$14.68
Other activity				12,495	$13.29
Balance as of December 31, 2019	1,789,567	€	$8.73	4,481,359	$11.73	6.8y
Granted	—		— $	60,000	$7.30
Exercised	—		— $	—	$0.00
Forfeited or Expired	—		— $	(235,894)	$15.61
Balance as of March 31, 2020	1,890,357		$8.73	4,305,465	$11.46	6.6y

Stock-based compensation expense related to stock option awards was $1.0 million and $1.0 million for the three-months periods ended 2020 and 2019, respectively. The options granted under the plans were originally only exercisable upon a triggering event or initial public offering as defined by the plans.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2018	1,051,414	$14.11
Granted	100,000	$12.48
Vested	(324,043)	$9.69
Cancelled	(13,845)	$12.72
Unvested balance at December 31, 2019	813,526	$9.41
Granted	—	$0.00
Vested	(51,973)	$9.80
Cancelled	(50,417)	$10.45
Unvested balance at March 31, 2020	711,136	$10.33

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was $0.3 million and $1.3 million for the three-months periods ended 2020 and 2019, respectively.

Performance Stock Unit

In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted 311,667 performance stock units, the performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years

Information on performance stock unit activity follows:

	Number of Performance Stock Units Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2019	311,667	$7.06
Granted	—	$—
Vested	—	$—
Cancelled	—	$—
Unvested balance at March 31, 2020	311,667	$7.06

Share-based compensation expense related to performance stock units awards for the three-month period ended March 31, 2020 was $0.1 million.

Note 14. Earnings per share

	For the three-month period ended March 31,
	2019	2020
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(15,248)	20,081
Adjusted weighted average number of outstanding shares, used to calculate basic net result per share	42,430,069	42,465,669
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares(1)	42,457,133	42,498,423
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(0.36)	0.47
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(0.36)	0.47

(1)

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

Note 15. Provisions

	12/31/2019	Additions	Amounts used during the period	Reversals	OCI	3/31/2020
Pension	2,855	98	—	—	(112)	2,841
Loss on contract	272	—	(271)	—	—	—
Employee litigation and severance	639	171	(298)	—	(15)	498
Commercial litigation	2,832	—	—	—	(70)	2,763

Total	6,598	269	(569)	—	(197)	6,101

Non-current provisions	2,855	98	—	—	(112)	2,841
Current provisions	3,743	171	(569)	—	(85)	3,260

During the three-month period ended March 31, 2020, additions mainly relate to (i) employee litigation for $0.2 million and (ii) pension service cost of the period for $0.1 million.

The amounts used during the period and the associated accrual reversals mainly relate to (i) fee payments in connection with the Montvale, New Jersey facility discontinuation and (ii) reversal of employee litigation.

Note 16. Commitments

As of March 31, 2020	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreement	72,146	3,903	18,805	9,769	39,669
License agreements	18,037	1,346	2,693	2,693	11,305
Manufacturing agreements	3,555	3,555	—	—	—
Clinical & R&D agreements	1,365	844	522	—	—
Construction agreements	22,035	22,035	—	—	—
Other agreements	9,385	9,313	72	—	—

Total contractual obligations	126,523	40,995	22,092	12,462	50,974

Obligations under the terms of lease agreements

We have entered into various lease agreements primarily including facility leases agreements for our sites in Paris, France, and in the United-States in New-York City (New York), Raleigh (North Carolina) and Roseville (Minnesota) for a defined term, as well as finance leases and sales and leaseback for equipment.

Obligations under the terms of license agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay for services rendered in the next 12 months regarding our products UCART123, UCARTCS1 and UCART22.

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided in the next 12 months regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of Construction agreements

We have entered into a construction agreement regarding our manufacturing facility based in Raleigh, North Carolina, where we committed to pay for construction work in the next 12 months.

Obligations under the terms of other agreements

Calyxt entered into seed and grain production agreements (Forward Purchase Contracts) with seed producers and growers. The seed contracts often require Calyxt to pay prices for the seed produced at an exchange-traded price of grain plus a premium. The grower contracts are linked to commodity futures market prices with the grower having the option to fix their price with us throughout the term of the agreement. These contracts allow for delivery of grain to Calyxt at harvest if so specified when the agreement is executed, otherwise delivery occurs on a date that Calyxt elects through August 31 of the following year. In all periods presented, we considered Forward Purchase Contracts as normal purchases and not derivatives. Any mark-to-market gains or losses associated with those contracts were reflected in inventory upon our purchase of the underlying grain.

Note 17 Subsequent events

None

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop, through our 68.8% (as of March 31, 2020) ownership in Calyxt, plant-based solutions designed to be healthy and sustainable.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment focuses on applying our gene-editing technologies to develop agricultural products with targeted traits through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to develop, through Calyxt, agricultural products focused on delivering human health benefits and plant products that are more sustainable than others available in the market today. We do not have any therapeutics products approved for sale and have not generated any revenues from immunotherapy product sales. Although Calyxt achieved commercialization in the first quarter of 2019, it has not yet generated significant revenue from sales of its initial high oleic soybean products.

We currently derive all of our Therapeutics revenues from payments pursuant to our collaboration agreements with Allogene Therapeutics, Inc. (“Allogene”) and Les Laboratoires Servier and Institut de Recherche Servier (“Servier”), patent licensing arrangements and royalties on licensed technologies.

For the three-month period ended March 31, 2020, we received aggregate payments of $32.9 million from Servier pursuant to the collaboration agreements. As of March 31, 2020, we were eligible to receive potential development and commercial milestone payments pursuant to these agreements of (i) up to $410 million from Servier and (ii) up to $2.8 billion from Allogene. Under our agreement with Allogene, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under our agreement with Servier, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.

We are also party to research and development agreements with MD Anderson Cancer Center pursuant to which we collaborate with this center to accelerate the pre-clinical and clinical development of UCARTCS1. Under this agreement, we fund the pre-clinical research activities performed at this center.

We are currently sponsoring clinical studies at three sites for the BALLI-01 Study, at four sites for the AMELI-01 Study and at three sites for the MELANI-01 Study, as follows:

•

AMELI-01 Study, the Phase 1 dose-escalation clinical trial under the protocol UCART123_01 for UCART123 targeting AML, which is being conducted at Weill Cornell Medical Center (New York, USA), MD Anderson Cancer Center (Texas, USA), H. Lee Moffitt Cancer Center (Florida, USA) and Dana Farber (Massachussetts, USA).

•

BALLI-01 Study, the Phase 1 dose-escalation clinical trial under the protocol UCART22-01 for UCART22 targeting B-ALL, which is being conducted at MD Anderson Cancer Center (Texas, USA), The University of Chicago Comprehensive Cancer Center (Illinois, USA), and Weill Cornell Medical Center (New York, USA).

•

MELANI-01 Study, the Phase 1 dose-escalation under the protocol UCARTCS1_01 for UCARTCS1 targeting multiple myeloma, which is being conducted at MD Anderson Cancer Center (Texas, USA), Hackensack University Medical Center (New Jersey, USA), and Weill Cornell Medicine (New York, USA).

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

COVID-19 Update

The COVID-19 pandemic and government actions to contain it have resulted in significant disruptions to various public and commercial activities, caused disruptions to global and regional supply chains, and weighed heavily on global and regional economic conditions.

In response to the COVID-19 pandemic and in accordance with governmental orders, we have implemented proactive measures to protect the health and safety of our employees, including restricting employee travel, requiring remote work arrangements for non-laboratory employees, implementing social distancing and enhanced sanitary measures in our facilities, and cancelling attendance at events and conferences. Calyxt has made similar modifications.

While implementing these health and safety measures, we have continued to advance our proprietary allogeneic CAR T-cell programs. During the first quarter of 2020, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials, and each of the trials currently continues to progress through its respective dose levels. The allogeneic CAR T-cell product candidates for these trials have been manufactured, shipped and received by the respective clinical trial centers during the second half of 2019, and our clinical vials currently in storage are expected to cover at least the dose escalation portion of each of our three ongoing Phase 1 trials.

In addition, construction has continued on our raw materials manufacturing facility in Paris and our commercial manufacturing facility in Raleigh, North Carolina. In the absence of additional or expanded government restrictions to contain the COVID-19 pandemic, we anticipate that the construction of the Paris facility will be completed and the facility will become operational during 2020 and that the construction of the Raleigh facility will be completed in 2020 and commissioned and qualified in 2021.

With respect to the three out-licensed programs, Allogene Therapeutics has announced that the ALPHA clinical trial evaluating UCART19 in R/R Diffused Large B-cell Lymphoma and Follicular Lymphoma, and the UNIVERSAL clinical trial evaluating UCARTBCMA in R/R multiple myeloma, have continued to enroll and dose patients, while the PALL/CALM UCART19 clinical trial in R/R B-cell acute lymphoblastic leukemia, which is sponsored by Servier, has halted recruitment due to the COVID-19 crisis.

At Calyxt, there has been limited disruption to date on research and development and seed distribution. However, the COVID-19 pandemic has resulted in significantly lower demand for high oleic soybean oil, corresponding to overall lower industry demand resulting from disruptions to the food industry. Potential disruptions to protein processing facilities may also impact demand for high oleic soybean meal among Calyxt’s protein producer customers. Calyxt is responding to demand, pricing and market uncertainties by adjusting its short-term crush strategy and evaluating operating expense reductions to increase financial flexibility and liquidity.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item I.A. “Risk Factors.”

Key events of the three-month period ended March 31, 2020

Since the beginning of 2020, Cellectis has made the following key achievements:

•

On January 6, 2020, Cellectis announced the publication of a review titled “Off-the-shelf’ allogeneic CAR T cells: development and challenges” in Nature Reviews Drug Discovery by Prof. Stéphane Depil, Dr. Philippe Duchateau, Prof. Stephan Grupp, Prof. Ghulam Mufti and Dr. Laurent Poirot. The authors review the opportunities and challenges presented by universal allogeneic CAR T-cell therapies, such as the potential of taking T-cells from a healthy donor instead of using patient-derived cells and the challenge that graft-versus-host-disease (GvHD) poses during treatment.

•

On January 12, 2020, Cellectis and Iovance Biotherapeutics entered into a research collaboration and exclusive worldwide license agreement whereby Cellectis grants Iovance an exclusive license under certain TALEN® technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. This license enables Iovance Biotherapeutics’ use of TALEN® technology addressing multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of the license include development, regulatory and sales milestone payments from Iovance Biotherapeutics to Cellectis, as well as royalty payments based on net sales of TALEN®-modified TIL products.

•

On January 15, 2020, Cellectis announced the first patient dosing in AMELI-01, the Phase 1 dose escalation clinical trial evaluating a new UCART123 product candidate in relapsed/refractory acute myeloid leukemia (AML). This trial, sponsored by Cellectis, is part of an Investigational New Drug (IND) from the US Food and Drug Administration for a new UCART123 construct and an optimized production process, and will evaluate the safety, expansion, persistence and clinical activity of the product candidate in patients with relapsed/refractory AML. AMELI-01 replaced the first US clinical trial assessing the UCART123 product candidate.

•

On March 4, 2020, Cellectis and Servier entered into an amendment to our License, Development and Commercialization Agreement dated March 6, 2019 (as so amended, the “Servier License Agreement”). Under this amendment, Cellectis grants Servier an expanded exclusive worldwide license to develop and commercialize all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including rights to UCART19/ALLO-501, and ALLO- 501A, an anti-CD19 candidate in which the rituximab recognition domains have been removed, either directly or through its US sublicensee Allogene Therapeutics. In this amendment, financial terms were improved to include an additional $27.6 million (EUR 25 million based on the currency exchange rate at this date) upfront payment, as well as up to $410 million (EUR 370 million based on the currency exchange rate at this date) in clinical and commercial milestones. The royalty rate was increased from tiered high single-digit royalties to flat low double-digit royalties based on net sales of products. In addition, Cellectis regained exclusive control over the five undisclosed allogeneic CAR T-cell targets previously covered by the initial agreement.

•

On March 10, 2020, Cellectis announced that a new patent from the US Patent and Trademark Office (USPTO) had been granted to Cellectis for methods of preparing allogeneic T-cells for immunotherapy with CRISPR-Cas9 technology. The patent (US10,584,352) claims “a method of preparing and administering T-cells for immunotherapy comprised of providing primary human T-cells from a healthy donor and genetically modifying the primary human T-cells to eliminate expression of the T-cell receptor (TCR), which contains expression on the Cas9 endonuclease fused to a nuclear localization signal (NLS) and guide RNA that directs said endonuclease to at least one targeted locus encoding the TCR in the T-cell genome, and further the expansion of the genetically modified T-cells, as well as the administration of at least 10,000 of the expanded genetically modified T-cells to a patient.” This patent complements the European patent (EP3004337), claiming a method of preparing T-cells for immunotherapy using the CRISPR-Cas9 system, initially granted on August 2, 2017 and upheld by the European Patent Office (EPO) in November 2019 following an opposition procedure initiated in May 2018. In January 2020, Cellectis was also granted European Patent (EP3116902), which claims “an engineered isolated CAR T-cell, which expression of beta 2-microglobulin (B2M) is inhibited, while at least one gene encoding a component of the T-cell receptor (TCR) is inactivated.”

Since the beginning of 2020, Calyxt Inc., Cellectis’ majority-owned plant science subsidiary, has made the following achievements:

•

On January 23, 2020, Calyxt has appointed Bobby Williams, Ph.D. to the newly created role of Director of Gene Editing to further expand Calyxt’s innovation, product pipeline, and trait discovery efforts and inform product advancement decisions. Dr. Williams has been on the forefront of advancements in plant sciences, and is an expert in the gene editing field. His accomplishments include developing new gene silencing technology and leading efforts to discover small RNAs to precisely engineer beneficial crop traits. In addition, Dr. Williams led gene discovery initiatives to improve crop traits to support sustainability, specifically drought resistance, improved nitrogen efficiency and yield enhancement.

•

On February 7, 2020, Calyxt achieved its 2020 contracted acreage target, successfully contracting 100,000 soybean acres with U.S. farmers. The achievement of 100,000 contracted acres for 2020 represents 178% growth over Calyxt’s ~36,000 planted acres in 2019. This achievement surpasses the company’s stated goal of doubling its soybean acreage annually.

•	On March 24, 2020 Calyxt launched its new website to showcase how Calyxt is harnessing the ‘Power and Possibilities of Plants’.

Key events post March 31, 2020

For Cellectis:

•

On April 13, 2020, Cellectis announced the appointment of Carrie Brownstein, M.D., to the role of Chief Medical Officer. In Dr. Brownstein’s new role, she will oversee clinical research and development for Cellectis’ UCART clinical trial programs. Dr. Brownstein joins Cellectis from Celgene, with a strong track record in hematology and myeloid diseases. She is assuming her new position based in the Cellectis New York office and is joining the Company’s executive committee.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress the clinical trial of our wholly-controlled UCART123, UCARTCS1 and UCART22 product candidates and initiate additional clinical trials for other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	build our manufacturing facilities and secure arrangements for clinical and commercial manufacturing;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the three-month period ended March 31, 2019 and 2020

Revenues.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Collaboration agreements	427	47,027	10915.5%	1,1248.6%
Other revenues	609	3,102	409.4%	424.8%
Revenues	1,036	50,128	4739.4%	4,885.7%

*	Variation at U.S. dollar-euro constant rate which eliminates exchange rate fluctuations impact

The increase in revenues of $49.1 million between the three-month periods ended March 31, 2019 and 2020 primarily reflects an increase of revenue pursuant to our collaboration agreements of $46.6 million, mainly due to a $27.6 million upfront payment received in March 2020 and the recognition of $19.4 million of deferred upfront and milestone payments already received on released targets in each case in connection with the amendment signed in March 2020 to our collaboration agreement with Servier. The increase in other revenues of $2.5 million relates to higher high oleic soybean meal revenues at Calyxt.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Research tax credit	2,370	1,848	-22.0%	-19.7%
Other income	25	(69)	-377.4%	-385.8%
Other income	2,395	1,778	-25.7%	-23.5%

*	Variation at U.S. dollar-euro constant rate which eliminates exchange rate fluctuations impact

The decrease in other income of $0.6 million, or 25.7%, between the three-month periods ended March 31, 2019 and 2020 reflects a decrease of $0.5 million in research tax credits, due to lower research and development purchases and external expenses during the three-month period ended March 31, 2020 that are eligible for the tax credit.

Cost of revenue

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Cost of goods sold	(34)	(3,884)	n.a	n.a
Royalty expenses	(553)	(716)	29.6%	33.5%
Cost of revenue	(586)	(4,600)	684.4%	708.1%

*	Variation at U.S. dollar-euro constant rate which eliminates exchange rate fluctuations impact

The increase in cost of goods sold of $3.8 million between the three-month periods ended March 31, 2019 and 2020 reflects the cost of soybean products sold in the period at Calyxt.

Research and development expenses.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Personnel expenses	(5,726)	(9,089)	58.7%	63.5%
Purchases, external expenses and other	(8,783)	(11,635)	32.5%	36.5%
Research and development expenses	(14,508)	(20,724)	42.8%	47.2%

*	Variation at U.S. dollar-euro constant rate which eliminates exchange rate fluctuations impact

Between the three-month periods ended March 31, 2019 and 2020, research and development expenses increased by $6.2 million or 42.8%. Personnel expenses increased by $3.4 million from $5.7 million in 2019 to $9.1 million in 2020 primarily due to a $1.5 million increase in non-cash stock-based compensation expense and a $1.9 million increase in wages and salaries as a result of increases in R&D headcount in both the therapeutic and plants segments. Purchases, external expenses and other increased by $2.8 million from $8.8 million in 2019 to $11.6 million in 2020 of which $2.5 million relates to Cellectis and $0.3 million to Calyxt.

Selling, general and administrative expenses.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Personnel expenses	(6,888)	(6,958)	1.0%	4.1%
Purchases, external expenses and other	(4,600)	(5,188)	12.8%	16.2%
Selling, general and administrative expenses	(11,488)	(12,146)	5.7%	8.9%

*	Variation at U.S. dollar-euro constant rate which eliminates exchange rate fluctuations impact

Between the three-month periods ended March 2019 and 2020, the increase in selling, general and administrative expenses of $0.7 million, or 5.7%, primarily reflects a $0.6 million increase in purchases, external expenses and other in 2020 of which $0.1 million relates to Cellectis and $0.5 million to Calyxt.

Other operating income and expenses.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Other operating income (expenses)	33	(25)	-175.3%	-177.6%

*	Variation at U.S. dollar-euro constant rate which eliminates exchange rate fluctuations impact

No material variation between the three-month period ended March 31, 2019 and 2020.

Financial gain (loss).

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Financial income	6,399	3,574	-44.1%	-42.4%
Financial expenses	(1,003)	(1,385)	38.1%	42.3%
Financial gain (loss)	5,396	2,190	-59.4%	-58.2%

*	Variation at U.S. dollar-euro constant rate which eliminates exchange rate fluctuations impact

The decrease in financial income of $2.8 million, or 44.1%, between the three-month periods ended March 31, 2019 and 2020 was mainly attributable to a decrease of $1.1 million in foreign exchange gain (from a $4.1 million gain in 2019 to a $3.0 million gain in 2020), a decrease of interest received from financial investment of $1.2 million and the decrease in fair value adjustment for $0.5 million in relation with the decrease in interest rates compared to March 31, 2019 as well as the closing of an investment fund.

The increase in financial expenses of $0.4 million, or 38.1%, between the three-month periods ended March 31, 2019 and 2020 was mainly attributable to $0.3 million increase in foreign exchange loss (from a $0.4 million loss in 2019 to a $0.7 million loss in 2020) and the increase in financial expenses related to the increase in lease debt for $0.2 million, partially offset by $0.1 million decrease in other financial expenses.

Net income (loss)

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Net income (loss)	(17,723)	16,602	-193.7%	-196.5%

*	Variation at U.S. dollar-euro constant rate which eliminates exchange rate fluctuations impact

The increase in net income of $34.3 million between the three-month period ended March 31, 2019 and 2020 was mainly due to (i) a $48.5 million increase in revenues and other income and (ii) a $0.3 million decrease in non-cash stock-based compensation expense, partially offset by (i) a $3.2 million decrease in financial result, (ii) a $4.0 million increase of cost of revenue, (iii) an increase of $3.5 million in purchases, external expenses and other and (iv) a $3.8 million increase in wages.

Non-controlling interests

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Gain (loss) attributable to non-controlling interests	(2,476)	(3,480)	40.6%	44.8%

*	Variation at U.S. dollar-euro constant rate which eliminates exchange rate fluctuations impact

During the three-month period ended March 31, 2020, we recorded $3.5 million in loss attributable to non-controlling interests. The increase in net loss attributable to non-controlling interests of $1.0 million is a result of increase in Calyxt’s net loss.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and Other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the three-month ended period 2019 and 2020:

	For the three-month period ended March 31, 2019			For the three-month period ended March 31, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	158	878	1,036	2,377	47,751	50,128
External other income	63	2,332	2,395	—	1,778	1,778

External revenues and other income	220	3,211	3,431	2,377	49,530	51,907

Cost of revenue	(34)	(553)	(586)	(3,879)	(720)	(4,600)
Research and development expenses	(2,024)	(12,485)	(14,508)	(2,633)	(18,091)	(20,724)
Selling, general and administrative expenses	(6,059)	(5,429)	(11,488)	(6,464)	(5,682)	(12,146)
Other operating income and expenses	3	29	33	(20)	(5)	(25)

Total operating expenses	(8,113)	(18,437)	(26,550)	(12,996)	(24,497)	(37,495)

Operating income (loss) before tax	(7,893)	(15,226)	(23,119)	(10,619)	25,032	14,412

Financial gain (loss)	214	5,182	5,396	(334)	2,523	2,190

Net income (loss)	(7,679)	(10,044)	(17,723)	(10,953)	27,555	16,602

Non controlling interests	(2,476)	—	(2,476)	(3,480)	—	(3,480)

Net income (loss) attributable to shareholders of Cellectis	(5,203)	(10,044)	(15,248)	(7,473)	27,555	20,081

R&D non-cash stock-based expense attributable to shareholder of Cellectis	64	1,057	1,120	(90)	2,274	2,185
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,558	1,701	3,259	747	1,087	1,834

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,622	2,758	4,379	657	3,361	4,019

Adjusted net income (loss) attributable to shareholders of Cellectis	(3,582)	(7,286)	(10,868)	(6,817)	30,917	24,100

Depreciation and amortization	(371)	(1,155)	(1,527)	(490)	(1,555)	(2,045)
Additions to tangible and intangible assets	347	1,305	1,652	148	13,828	13,975

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment increased by $46.3 million, from $3.2 million for the three-month period ended March 31, 2019, to $49.5 million for the three-month period ended March 31, 2020. The increase was primarily due to an increase of $46.6 million in collaboration agreement revenues, partially offset by a $0.5 million decrease in research tax credits, as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group

The increase in total operating expenses of $6.1 million from the three-month period ended March 31, 2019 to the three-month period ended March 31, 2020 resulted primarily from (i) higher personnel expenses of $3.2 million attributable to an increase of $2.6 million in personnel wages and salaries and $0.6 million in non-cash stock-based compensation expenses and, (ii) an increase of $2.7 million in purchases, external expenses and other and, (iii) an increase of $0.2 million in royalty expenses.

Operating loss before tax for our Therapeutics segment decreased by $40.3 million from the three-month period ended March 31, 2019 to the three-month period ended March 31, 2020.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment decreased by $38.2 million from the three-month period ended March 31, 2019 to the three-month period ended March 31, 2020.

Plants segment

External revenues and other income in our Plants segment increased by $2.2 million from $0.2 million for the three-month period ended March 31, 2019 to $2.4 million for the three-month period ended March 31, 2020 due to higher high oleic soybean meal revenues.

The increase in total operating expenses of $4.9 million from the three-month period ended March 31, 2019 to the three-month period ended March 31, 2020 resulted primarily from an increase in Calyxt’s activities, which contributed to (i) an increase in cost of goods sold of $3.8 million, (ii) an increase of $1.0 million in personnel wages and salaries and (iii) an increase of $1.0 million in purchases, external expenses and other, partially offset by a decrease of $0.9 million in non-cash stock-based compensation expenses.

Operating loss before tax for our Plants segment increased by $2.7 million from the three-month period ended March 31, 2019 to the three-month period ended March 31, 2020.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $3.2 million from the three-month period ended March 31, 2019 to the three-month period ended March 31, 2020.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of March 31, 2020, we had current financial assets and cash and cash equivalents of $346.1 million comprising cash and cash equivalents of $287.1 million and current financial assets of $59.0 million which include $ 20.4 million of current restricted cash. Long term restricted cash amounts to $5.4 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalent denominated in U.S. dollars is $186.8 million as of March 31, 2020. Current financial assets denominated in U.S. Dollars amounted to $59.0 million as of March 31, 2020.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month periods ended March 31, 2019 and 2020:

	For the three-month period ended March 31,
	2019	2020
	$ in thousands
Net cash flows provided by (used in) operating activities	(22,398)	1,458
Net cash flows provided by (used in) investing activities	(4,456)	(48,552)
Net cash flows provided by (used in) financing activities	(1,278)	(1,899)

Total	(28,131)	(48,992)

Effect of exchange rate changes on cash	(1,913)	(4,397)

For the three-month period ended March 31, 2020, our net cash flows provided by operating activities are mainly due to Cellectis cash payments of $11.5 million to suppliers, wages and social expenses of $9.4 million, and Calyxt operating payments of $12.4 million, offset by $32.9 million of payments received from Servier pursuant to our collaboration agreements, $1.0 million of payments received from licenses, and $0.6 million of interest received as well as other variances. For the three-month period ended March 31, 2019, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $12.6 million to suppliers, wages and social expenses of $6.2 million, and

Calyxt operating payments of $7.8 million, partially offset by $1.1 million of payments received from Servier and Allogene Therapeutics pursuant to our collaboration agreements, $0.1 million of payments received from licenses, $2.0 million of interest received and $1.0 million of VAT and other taxes reimbursement as well as other variances.

For the three-month period ended March 31, 2020, our net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $7.8 million, including $0.9 million that relates to Cellectis’ new raw material manufacturing facility in Paris, $6.0 relates to the new commercial manufacturing facility in Raleigh, North Carolina and the remainder attributable to investing activity in the Plants segment, with $38.6 million of new current financial assets and $2.0 million of new non-current financial assets as well as other variances. For the three-month period ended March 31, 2019, our net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $1.8 million included $1.2 million of assets under construction relates to Cellectis’ new raw material manufacturing facility in Paris ($0.5 million) and new commercial manufacturing facility in Raleigh, North Carolina ($0.3 million) and the remainder attributable to investing activity in the Plants segment, (ii) the reclassification of $2.5 million related to a letter of credit related to the Raleigh facility in non-current financial asset and (iii) a $0.1 deposit related to Paris Biopark lease extension as well as other variances.

For the three-month period ended March 31, 2020, our net cash used by financing activities reflects the payments on lease debts for $1.9 million. For the three-month period ended March 31, 2019, our net cash used by financing activities reflects the payments on lease debts for $1.4 million partially offset by Calyxt stock options exercises during the period for $0.1 million.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the preclinical activities and the manufacturing activities of the requisite raw materials for the manufacturing of UCART123, UCART22 and UCARTCS1, the technology transfer to CELLforCURE, MolMed and Lonza, and the GMP manufacturing of UCART123, UCART22 and UCARTCS1 at CELLforCURE, MolMed and Lonza. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur, LifeTechnologies and University of Minnesota. In addition, in 2017 and 2018, we initiated clinical studies at Weill Cornell and the MD Anderson Cancer Center, leading to additional cash burn through payments to the clinical research centers, the Contract Research Organization involved and the companies involved in the logistics and testing of the clinical sample material. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligation in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutics. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates. Although Calyxt completed the first sales of its high oleic soybean oil and soybean meal in the first quarter of 2019, it has not yet generated significant revenues from sales of these products. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our therapeutic product candidates, and begin to commercialize any approved products.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

We believe our cash and cash equivalents, our cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs will be sufficient to fund Cellectis’ operations into 2022 and Calyxt’s operations into late 2021. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the capacity of manufacturing our products in France and in the United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

Calyxt enters into seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3.	Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of the Annual Report. Our exposure to market risk has not changes materially since December 31, 2019.

Item 4.	Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2019.

There have been no changes in the Company’s internal control over financial reporting during the three-month period ended March 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A.	Risk Factors

The risk factor disclosed below supplement the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2019, and should be read in conjunction with those risk factors.

The extent to which the COVID-19 pandemic and resulting deterioration of worldwide economic conditions adversely impacts our business, financial condition, and operating results will depend on future developments, which are difficult to predict.

As a result of the COVID-19 pandemic, governmental authorities have implemented and are continuing to implement numerous and rapidly evolving measures to try to contain the virus, such as travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders, and business shutdowns. In response to the COVID-19 pandemic and in accordance with governmental orders, we and Calyxt have also implemented proactive measures to protect the health and safety of employees. Many of the suppliers, vendors and service providers on whom we and Calyxt rely have also made similar modifications. There is no certainty that such measures will be sufficient to mitigate the risks posed by, or the impacts and disruptions of, the COVID-19 pandemic.

As a result of the COVID-19 pandemic and government actions to contain it, related volatility in the financial markets and deterioration of national and global economic conditions, we and Calyxt could experience material adverse operational and financial impacts, including:

•

Disruptions to, and delays in, the clinical trials for the product candidates that we are developing resulting from suspensions or delays in enrollment or difficulties in enrolling patients; increased patient withdrawals from, or restrictions imposed on, patients participating in, the clinical trials; diversion of healthcare resources away from the conduct of the clinical trials; or interruptions in data collection, monitoring and/or processing due to governmental restrictions imposed in response to the COVID-19 pandemic.

•

Disruptions and delays to our or Calyxt’s research and development programs resulting from a shutdown of our respective laboratory facilities due to expanded governmental restrictions or illness among laboratory personnel as a result of COVID-19, increased absenteeism among scientific or laboratory employees, or delays with respect to raw material or starting material necessary for research and development activities.

•

Construction delays with respect to our planned manufacturing facilities resulting from increased, expanded or additional government restrictions in Paris, France or Raleigh, North Carolina, or as a result of supply chain disruptions affecting contractors on whom the construction projects are dependent.

•

With respect to Calyxt, interruptions or delays in seed production or grain processing resulting from supply chain disruptions, including as a result of restrictions or disruptions to transportation or operational disruptions at warehousing, storage, crushing and/or refining facilities.

•

Prolonged, significant reductions in demand for Calyxt’s products resulting from continued or worsening operational disruptions among food industry customers and/or protein producer customers, excess inventories in Calyxt’s target markets, aggressive pricing in those markets for non-premium products, and overall reductions in demand arising from challenging economic circumstances.

•

Overall reduced operational productivity resulting from challenges associated with remote work arrangements, limited resources to employees, and increased cybsersecurity risks as a result of remote access to our and Calyxt’s information systems.

•

Constraints on financing opportunities resulting from dislocations in the capital markets, which may make it too costly or difficult for us or Calyxt to pursue public or private equity or debt financings on acceptable terms.

The degree to which COVID-19 impacts our or Calyxt’s business and results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the severity, duration and geographic spread of the outbreak, and the global, national and regional actions to contain the virus and address its impact. The resumption of normal business operations after interruptions caused by COVID-19 may be delayed or constrained by lingering effects of COVID-19 on us, Calyxt or our respective suppliers and third-party service providers. Even after the COVID-19 outbreak has subsided, we or Calyxt may experience material and adverse impacts as a result of the global economic impact of the COVID-19 outbreak.

The impact of COVID-19 may also exacerbate other risks discussed under “Risk Factors” in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2019, any of which could have a material effect on us. This situation is changing rapidly and additional impacts may arise that we are not aware of currently.

Except as described above, there have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not Applicable.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.